Exhibit 11

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 6, 2012

DWS Institutional Funds

345 Park Avenue

New York, NY 10154

Ladies and Gentlemen:

We have acted as counsel to DWS Institutional Funds (the “Trust”) in connection with the Registration Statement of the Trust on Form N-14 (the “Registration Statement”), under the Securities Act of 1933, as amended (the “Act”), relating to the proposed merger of DWS S&P 500 Plus Fund, a series of DWS Value Equity Trust (“S&P Plus”), into DWS S&P 500 Index Fund, a series of the Trust (“S&P Index”), and the issuance of shares of S&P Index (the “Shares”) in connection therewith, all in accordance with the terms of the Agreement and Plan of Reorganization between the Trust, on behalf of S&P Index, DWS Value Equity Trust, on behalf of S&P Plus, DWS Equity Index Portfolio and Deutsche Investment Management Americas Inc., the form of which is included in the Registration Statement (each, an “Agreement”).

We have examined the Trust’s Amended and Restated Declaration of Trust, as amended through the date hereof (the “Declaration of Trust”), on file in the office of the Secretary of the Commonwealth of Massachusetts, and the Trust’s Bylaws, as amended through the date hereof, and are familiar with the actions taken by the Trust’s board of trustees in connection with the proposed issuance and sale of the Shares. We also have examined such other documents and records as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that:

1.	The Shares have been duly authorized and, when issued in accordance with the Agreement, will be validly issued, fully paid and non-assessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires notice of such disclaimer to be given in each written obligation, contract, instrument, certificate, share, other security of the Trust or undertaking made or issued by the trustees or officers. The Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held

March 6, 2012

personally liable solely by reason of his being or having been a shareholder. Thus, the risk that a shareholder would incur financial loss on account of being or having been a shareholder is limited to circumstances in which the Trust itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of the Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP